Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 15, DATED DECEMBER 19, 2002
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 15 to you in order to supplement our prospectus. This supplement, dated December 19, 2002 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 15 supplements, modifies or supersedes certain information contained in our prospectus and Supplement No. 14 dated December 6, 2002 (Supplement No. 14 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and November 27, 2002), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since December 6, 2002, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
Property	Type	Year Built	Date Acquired	Approx. Acquisition Costs, including expenses ($) *	Gross Leasable Area (Sq. Ft.)	Physical Occupancy as of 12/19/02 (%)	No. of Tenants	Major Tenants

Rosedale Center Gilead Road & I-77 Huntersville, NC	NC	2000	12/17/02	19,662,000 (1)	94,248	94	30	Harris Teeter

Shoppes at Chalet Suzanne Chalet Suzanne Road and US Highway 27 Lake Wales, FL	D	To be built	Land acquired 12/12/02	2,900,000	91,165	--	--	--

Shoppes at Citiside The Plaza and Eastway Drive Charlotte, NC	NC	2002	12/19/02	10,133,000	75,478	85	7	Bi-Lo Grocery Store
  Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  As part of the purchase of Rosedale Center, we assumed the modified existing debt with a remaining balance of approximately $13,300,000. The loan requires monthly interest payments based on an annual rate of 7.94% and matures in 2011.

      D    Development Project

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy As of 12/19/02	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Oakley Plaza 807 Fairview Road Asheville, NC	NC	1988	9,400,000	118,727	98	12	Bi-Lo Supermarket Baby Superstore

Meadowmont Village Center Meadowmont Lane and Barbee Chapel Road Chapel Hill, NC	NC	2002	26,800,000	133,471	75 (1)	14	Harris Teeter

Columbiana Station II Phase I Phase II Harbison Boulevard and Bower Parkway Columbia, SC	NC	1999 To be Built	47,100,000 (2)	270,679 109,715	93 --	30 --	Dick's Sporting Goods Goody's Circuit City

Creeks at Virginia Center Brook Road and Jeb Stuart Parkway Richmond, VA	NC	2001	39,000,000	266,359	99	26	Bed, Bath & Beyond Dick's Sporting Goods

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any     additional costs to be insignificant.

  We will not purchase this newly constructed center until the occupancy has reached at least 80%.
  The acquisition cost of Phase II will be determined based on the lease rates obtained upon completion of the center. We will not purchase Phase II until the occupancy has reached at least 85%.

  NC      Neighborhood and Community Retail Shopping Center

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,011,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of December 18, 2002, we had sold 52,036,281 shares in our third offering, resulting in gross proceeds of $525,182,546. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of December 18, 2002, we had incurred $46,390,287 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $478,792,259 of net proceeds from the sale of those 52,036,281 shares. An additional 3,024,881 shares have been sold pursuant to our Distribution Reinvestment Program as of December 18, 2002, for which we have received additional net proceeds of $28,736,366. As of December 18, 2002, we had repurchased 397,543 shares through our Share Repurchase Program resulting in disbursements totaling $3,691,377. As a result, our net offering proceeds from all offerings total approximately $1,083,915,419 as of December 18, 2002, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay an affiliate of our advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the nine months ended September 30, 2002, we have incurred and paid property management fees of $3,233,783. For the years ended December 31, 2001 and 2000, we have incurred and paid property management fees of $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the nine months ended September 30, 2002, we had incurred $3,293,000 of such fees. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $5,732,000 are included in the purchase prices we have paid for all our properties purchased through December 18, 2002. As of December 18, 2002, we had invested approximately $753,183,000 in properties that we purchased for an aggregate purchase price of approximately $1,362,640,000, and we had invested approximately $48,500,000 in two notes receivable from developers of two shopping centers. In addition, we have funded a $53,000,000 first mortgage, secured by 19 Eckerd drug stores, which we intend to acquire in early 2003. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of December 18, 2002, we had net offering proceeds of approximately $220,000,000 available for investment in additional properties. As of December 18, 2002, we have committed to the acquisition of an additional $766,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.